July 12, 2023

Ms. Mindy Rotter

Division of Investment Management, Disclosure Review and Accounting Office U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re: Touchstone ETF Trust (the "Trust") (File Nos. 333-272648) Registration Statement on Form

N-14

Dear Ms. Rotter:

On behalf of the Trust, attached are responses to oral comments provided by Ms. Rotter of the accounting staff of the Securities and Exchange commission (the "SEC") on July 6, 2023 regarding the registration statement on Form N-14 (the "Registration Statement") relating to the registration of shares of Touchstone Dynamic International ETF, a new series of the Trust (the "Acquiring ETF"), in connection with the reorganization of Touchstone Dynamic Allocation Fund (the "Target Fund" and, together with the Acquiring ETF, the "Funds"), a series of Touchstone Strategic Trust, with and into the Acquiring ETF (the "Reorganization.") The Registration Statement was filed with the SEC on June 14, 2023, accession no. 0001683863-23-005066.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust's response. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Q&A

1.Please consider disclosing in the estimated reorganization costs in the Q&A sections as well as in the Pro Forma Financial Information section in a Form 497 filing.

Response: The Trust references the response to comment 2 below. The Trust will add the estimated cost of the reorganization to the Q&A, the Proxy/Prospectus under the section "Information About the Reorganization" and to the "Pro Forma Financial Information" section of the SAI in the Form 497 filing.

Combined Proxy Statement and Prospectus ("Proxy/Prospectus")

2.Please provide supplementally the amount of the estimated reorganization cost in correspondence.

Response: Supplementally, the Trust provides for the information of the Staff, the estimated reorganization cost is $250,000. This cost will be paid by Touchstone Advisors, Inc. whether or not the reorganization is consummated and will not be paid by Fund shareholders. The Trust will add this information to the Q&A, the Proxy/Prospectus under the section "Information About the Reorganization," and to the "Pro Forma Financial Information" section of the SAI in the Form 497 filing.

3.      Please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 in Form N-14.

Response: The Trust so confirms.

4.Please consider updating the capitalization table to reflect data from within 30 days of the filing of the Registration Statement in a Form 497 filing.

Response: The Trust will update the capitalization table to reflect data from June 30, 2023.

5.Footnote 3 to the capitalization table notes that the NAV of the Acquiring ETF upon consummation of the Reorganization may be less than that of the Target Fund. However, the Staff notes that the footnote 3 anchor is next to the "net assets" and not the "net assets value per share." Please clarify whether the footnote 3 reference is correct, and, if necessary, please confirm that any corrections will be made in a Form 497 filing as soon as possible.

Response: The Trust confirms that the disclosure in footnote 3 should be updated from "NAV" to "net assets" to indicate that the net assets of the Acquiring ETF upon consummation of the Reorganization may be less than that of the Target Fund. The Trust will make this update in the Form 497 filing.

6.The accounting and performance survivor is not specifically identified in the Registration Statement. Please provide appropriate disclosure in the Pro Forma Financial Information section in a Form

497filing and provide the updated disclosure in correspondence.

Response: The Trust will update the Pro Forma Financial Information section as follows. The new/added language is underlined and bolded for the reference of the Staff: "The Acquiring ETF will adopt the financial statements and financial history of the Target Fund upon the consummation of the Reorganization, with the performance and accounting history of the Target Fund being assumed by the Acquiring ETF upon the consummation of the Reorganization."

7.We note that the language regarding repositioning in the Supplemental Financial Information section is inconsistent with disclosures noted elsewhere in the Registration Statement. Please explain what percentage of the portfolio will be sold subsequent to the Reorganization. In addition, please conform the disclosure regarding portfolio repositioning to ensure that it is consistent throughout the Registration Statement. Further, please confirm that the disclosure will be updated in a Form 497 filing as soon as possible.

Response: As disclosed elsewhere in the Registration Statement, after the Reorganization, it is estimated that the Acquiring ETF will sell approximately 100% of the Target Fund's investment portfolio as of December 31, 2022. This portfolio repositioning is due to the fact that the Acquiring ETF has a different sub-adviser that utilizes a different investment process than the Target Fund. The Trust will update the Supplemental Financial Information section in the Form 497 filing as follows: "~~The Reorganization will not result in a material change to any Target Fund's investment portfolio due to the investment restrictions of the Acquiring ETF. In particular, e~~ Each security held by the Target Fund is eligible to be held by the Acquiring ETF based on the investment restrictions of the Acquiring ETF. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included. Notwithstanding the foregoing, following the Reorganization, ~~changes to the Acquiring ETF's portfolio is expected to be made~~ it is estimated that the Acquiring ETF will sell approximately 100% of the Target Fund's investment portfolio as of December 31, 2022. There are no material differences in accounting policies of the Target Fund as compared to those of the Acquiring ETF."

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz Senior Counsel

cc:Abigail Hemnes, Esq.; Clair Pagnano, Esq.

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